

March 26, 2013

Via E-mail
Mr. Roy M. Whitehead
Chairman and Chief Executive Officer
Washington Federal Inc.
425 Pike Street
Seattle, WA 98101

Re: **Washington Federal Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 21, 2012
File No. 001-34654

Dear Mr. Whitehead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality and Allowance for Loan Losses, page 11

1. You disclose that your general allowance for loan losses is based on historical loss experience and that your actual loss experience is supplemented with other reserves based on the current environment and portfolio performance trends. Please revise future filings to:

   - Specify, by portfolio segment, how many years of charge-offs are included in your loss factors. Identify and discuss any changes made during the periods presented;

- Present additional granularity regarding any adjustments made to historical losses including how each of the pertinent factors underlying the quality of the loan portfolio as listed in your disclosure are considered;

- Discuss and quantify the adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances addressing why the adjustments were needed; and

- Discuss the amount of the allowance for loan losses that is attributable to these pertinent factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

2. Please tell us why restructured single-family residential loans are reserved for under the Company's general reserve methodology. We believe the guidance in ASC 310 indicates that a troubled debt restructuring (TDR) is always considered impaired and therefore impairment should be measured individually using the guidance in ASC 310-10-35 for all TDRs. Please tell us the amount of TDR's not evaluated for impairment under ASC 310-10-35 at September 30, 2012 and the impact on your financial statements if you measured impairment on these loans using the guidance in ASC 310-10-35.

3. We note your disclosure that homogeneous loans are restructured only if the borrower can demonstrate the ability to meet the restructured payment terms; therefore all are placed on accrual status upon the restructuring of the loan, even if they were on nonaccrual status prior to the restructuring. Please tell us and revise your future filings to disclose how these borrowers demonstrate to you their ability to meet the restructured payment terms.

Nonperforming Assets, page 12

4. Please revise, in future filings, to provide the following credit quality coverage ratios and additional information:

- Ratio of the allowance for loan losses to total loans;

- Ratio of the allowance for loan losses to nonperforming loans addressing how nonperforming restructured loans were considered;

- Clarify how restructured loans have been considered in the determination of the ratio of nonperforming assets to total assets; and

- A rollforward of restructured loans activity in light of the continued increases.

These disclosures should be supplemented with sufficient narrative discussion addressing the changes therein between periods presented.

Comparison of 2012 Results with 2011, page 16

5. Regarding the discussion of the ratio of nonaccrual loans to total loans, please address, and clarify in future filings, as to whether these ratios include restructured loans.

Notes to Consolidated Financial Statements

Note A- Summary of Significant Accounting Policies

6. We note your disclosure on page 30 that the Company will consider modifying the interest rates and terms of a loan if it determines the modification is a better alternative to foreclosure. Please tell us and revise your future filings to provide your specific accounting policies for these modifications. Discuss, by modification type, how you determine whether such modifications are troubled debt restructurings. If you have modified any loans that you do not consider troubled debt restructurings, explain why. In addition, explain how you determine the allowance for loan losses for such modifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant